Exhibit (a)(1)(D)

Election Confirmation Statement to Eligible Participants

RealNetworks, Inc. (“RealNetworks” or the “Company”) has received your election by which you elected to accept or reject RealNetworks’ Offer to Exchange Certain Outstanding Options for New Awards (the “offer”) with respect to some or all of your outstanding Eligible Options Grants, subject to the terms and conditions of the offer.

Your election has been recorded as follows:

Eligible Option Number	Eligible Option Grant Date	Number of Shares Subject to Eligible Option (vested and unvested)	Eligible Option Per Share Exercise Price	Number of New Options Granted if Corresponding Eligible Option Exchanged	Election for Each Eligible Grant
Exchange
Do NOT Exchange

If you change your mind, you may withdraw your election to accept or reject the offer with respect to some or all of your Eligible Option Grants by submitting a new, properly completed, signed and dated election form. The new election form must be delivered via the RealNetworks offer website or via Stock Plan Administration by email or facsimile no later than the Expiration Date of the offer, currently expected to be 9:00 p.m., U.S. Pacific Time, on December 6, 2016.

Only election forms that are properly completed, signed, dated and actually received by RealNetworks via the Company’s offer website or via Stock Plan Administration by email or facsimile by the Expiration Date will be accepted. Election forms submitted by any other means, including hand delivery, interoffice or U.S. or non-U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have any questions, please direct them to stock@realnetworks.com.

Please note that RealNetworks’ receipt of your election form is not by itself an acceptance of the Eligible Options for exchange. For purposes of the offer, RealNetworks will be deemed to have accepted Eligible Options for exchange that are validly tendered and not properly withdrawn as of when RealNetworks gives oral or written notice to the option holders generally of its acceptance for exchange of such options, which notice may be made by press release, email or other method of communication. RealNetworks’ formal acceptance of the properly tendered Eligible Options is expected to take place shortly after the expiration of the offer.

This notice does not constitute the offer. The full terms of the offer are described in (1) the document titled Offer to Exchange Certain Outstanding Options for New Awards (“Offer to Exchange”); (2) the launch email from Michael Parham, our General Counsel, dated November 3, 2016; and (3) the election form, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on the RealNetworks offer website at http://www.equitytool.com/realnetworks or by contacting Stock Plan Administration by email at stock@realnetworks.com. Terms used in this notice that are defined in the Offer to Exchange have the same meaning as those defined terms in the Offer to Exchange.